Exhibit 99.1

Regentis’ GelrinC Establishes Long-Term Durability of Cartilage Repair Through Quantitative MOCART Evaluation

Marks a world-first as Regentis uses MOCART, a quantitative standard to measure regeneration of cartilage in a clinical trial, as a predefined endpoint

New peer-reviewed data published in the scientific journal Cartilage uses the complete set of follow-up data from GelrinC’s Phase II study, which establishes GelrinC as a leader in long-term durable cartilage repair, using objective, quantitative MOCART assessment to demonstrate morphologic outcomes that consistently outperform other treatment modalities

The data presented by Regentis show that two years after treatment, the repaired cartilage appears very close to normal healthy cartilage, highlighting the long-term durability of GelrinC and reinforcing its competitive superiority in the cartilage repair landscape

GelrinC is already approved in Europe and currently in a pivotal Phase III U.S. FDA study

Herzliya, Israel, January 6, 2025— Regentis Biomaterials Ltd., (“Regentis” or the “Company”) (NYSE American: RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today announced publication of long-term follow-up results from its successfully concluded Phase II clinical trial of GelrinC® in the peer-reviewed journal Cartilage. The study, led by Prof. Siegfried Trattnig of Vienna University and colleagues, reports strong radiologic evidence of durable cartilage regeneration at 24 months.

Regentis is the first company to extensively use MOCART (Magnetic Resonance Observation of Cartilage Repair Tissue), a validated MRI-based quantitative measure of cartilage quantity and quality as a secondary endpoint in a clinical study, and to have the U.S. Food and Drug Administration’s (FDA) acceptance of this approach. In contrast to the predominantly subjective clinical endpoints commonly used in cartilage repair studies, Regentis deliberately selected objective, imaging-based endpoints as a rigorous measure of structural repair from the outset. Regentis is unique in having predefined MOCART as a prospective imaging and primary endpoint built into the protocol from day one, and in having the MOCART assessments conducted by the Vienna University-based team that developed the method which is widely regarded as the gold standard.

As such, Regentis is advancing what it believes is a more rigorous standard for assessing cartilage regeneration by emphasizing objective, quantitative structural outcomes alongside the current standard of care KOOS (Knee Injury and Osteoarthritis Outcome Score) which is a questionnaire-based patient-reported measure of pain.

Key highlights from the Cartilage publication:

●	Mean MOCART score improved significantly to 88.8 average score out of 100 at 24 months (P < 0.001) for all lesions combined, an indicator consistent with near-complete structural repair

●	For lesion subtypes at 24 months:

o	Chondral lesions: mean MOCART 86.8

o	Osteochondral lesions: mean MOCART 94

●	Quantitative MRI showed significant maturation toward hyaline-like cartilage

In practice, these results mean that two years after treatment, the repaired cartilage appears very close to normal, healthy cartilage based on objective MRI assessment. Importantly, the imaging shows ongoing tissue maturation over time, supporting the durability of the repair.

“We believe, these outcomes position GelrinC among the most advanced cartilage repair solutions, demonstrating near-complete long-term morphologic restoration,” said Dr. Ehud Geller, Executive Chairman of Regentis. “We are grateful to Prof. Siegfried Trattnig and Dr. Markus Schreiner for their leadership and rigorous analysis reflected in this peer-reviewed publication. When we benchmark the few competitor MOCART results, GelrinC far outperforms them.”

GelrinC is currently being evaluated in a pivotal Phase III U.S. Food and Drug Administration investigational device exemption (IDE) study designed to support a future premarket approval (PMA) submission, with 80 patients and two-year follow-up as part of the core study design. Regentis has achieved over 50% enrollment.

About GelrinC

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel synchronized erosion and resorbable implant for the treatment of painful injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 4 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ market positioning. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com